Exhibit 99.1

Sundial Added to the NYSE-Listed "The Cannabis ETF"

CALGARY, Nov. 7, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial") is pleased to announce that it has been added to The Cannabis ETF (NYSE: THCX) ("THCX"), which trades on the New York Stock Exchange.

"We are excited to be included in The Cannabis ETF and welcome the increased exposure to a broader range of investors", said Jim Keough, Chief Financial Officer of Sundial. "Being added to the ETF provides a validation of Sundial's positioning as a leading international cannabis company."

THCX tracks the Innovation Labs Cannabis Index, which is a modified market capitalization weighted index, with a portfolio of 37 stocks that are expected to benefit from growth of the legal marijuana, CBD and hemp industries. The index rebalances on a monthly basis and it is currently considered the lowest cost passively managed US-listed cannabis ETF.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

    Heal - cannabis products used as prescription medicine
    Help - cannabis products that strive to promote health and wellness through CBD
    Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada .. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 07-NOV-19